Exhibit 18.1

Hospira, Inc.
275 N. Field Dr.
Lake Forest, IL 60045

Dear Sirs/Madams:

        We have audited the consolidated financial statements of Hospira, Inc. and subsidiaries (the "Company") as of December 31, 2004 and for the year then ended, and the related financial statement schedule, all included in the Company's Annual Report on Form 10-K to the Securities and Exchange Commission (the "SEC") and have issued our report thereon dated March 21, 2005, which expresses an unqualified opinion. Note 4 to such financial statements contains a description of your adoption during the year ended December 31, 2004 of the change in the measurement date for certain of the Company's pension and other postretirement benefit plans from December 31 to November 30. In our judgment, such change is to an alternative accounting method that is preferable under the circumstances.

Yours truly,

DELOITTE & TOUCHE LLP

Chicago, IL
March 21, 2005